NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Pacific Drilling S.A.
Société anonyme

Registered Office: 8-10, Avenue de la Gare, L-1610 Luxembourg

R.C.S. Luxembourg B 159.658

Dear Shareholders:

The Board of Directors (the Board) of Pacific Drilling S.A. (the Company) hereby provides notice that an Extraordinary General Meeting of Shareholders of the Company (the EGM) will be held in Luxembourg on November 19, 2018 at 10:00 a.m. Central European Time with the following agenda:

AGENDA

1.

Approve and effect a reverse stock split of the issued shares of the Company by exchanging ten thousand (10,000) existing shares of the Company against 1 new share (the “Reverse Stock Split”) and consequently, exchange all of the twenty two million five hundred fifty one thousand seventy six (22,551,076) shares in the Company against two thousand two hundred fifty five (2,255) new shares, to be effective as of the date thereof (the “Effective Date of Reverse Stock Split”);

2.

Cancel an amount corresponding to the aggregate accounting par value of all the fractional interests resulting from the Reverse Stock Split and following the Reverse Stock Split, reimburse the owners of fractional interests in a cash amount  equal to USD 19.62 per share;

3.

Subject to items 1 and 2 above being adopted, reduce the issued share capital of the Company from its current amount of two hundred twenty five thousand five hundred ten United States Dollars (USD 225,510) to an amount of twenty two United States Dollars and fifty five cents (USD 22.55) and cancel twenty two million five hundred forty eight thousand eight hundred twenty one (22,548,821) shares in the Company and subsequently amend the articles of association of the Company (the “Articles”);

4.

Subject to items 1 through 3 above, further reduce the issued share capital of the Company by an amount resulting from the cancellation of all fractional interests resulting from the Reverse Stock Split and delegate power and instruct the board of directors of the Company to record by way of notarial deed the final amount of the foregoing capital reduction within one (1) month of the Effective Date of Reverse Stock Split;

5.

Subject to item 3 above being adopted, proportionally adjust the existing authorized share capital of the Company under article 5.3 (i) of the Articles in order to reflect the Reverse Stock Split from the existing amount of seven billion five hundred million United States Dollars (USD 7,500,000,000) to an amount of seven hundred fifty thousand United States Dollars (USD 750,000);

6.	Acknowledge receipt of the special report of the board of directors of the Company (the “Report”) pursuant to article 420-26 (5) of the law of August 10, 1915 on commercial companies, as amended (the “Law”) authorizing the board of directors of the Company to (i) withdraw or limit the preferential subscription right of the shareholders of the Company when increasing the Company’s share capital pursuant to the Company’s authorized capital in one or several issues with or without issue share premium by contribution in kind or cash and (ii) proceed to such issues with or without reserving to the shareholders a preferential right to subscribe to the capital being issued and resolving to approve the Report;

7.

Subject to item 5 above being approved, amend the resulting amount of the authorized share capital of the Company for a period of five (5) years so as to increase it from seven hundred fifty thousand United States Dollars (USD 750,000) to an amount of eight hundred twenty five thousand United States Dollars (USD 825,000) and subsequently amend article 5.3 (i) of the Articles, to read as follows:

“The Board is authorized, for a period of five (5) years from 19 November 2018, without prejudice to any renewals, to:

(i) increase the current share capital once or more up to eight hundred twenty five thousand United States Dollars (USD 825,000) (such amount including the current share capital of the Company) by the issue of new shares having the same rights as the existing shares, or without any such issue;”

8.	Approval of certain amendments to the Articles, to read henceforth as follows:

“Art.3. Corporate object

3.1.The Company’s object is buying and selling, the chartering in and the chartering out, and the management of seagoing ships, as well as the financial and commercial operations that relate directly or indirectly to such activities.

3.2.In addition, the Company may charter, hold, lease, operate and provide vessels and equipment used in contract drilling services in oil and gas drilling operations; the Company may also acquire, hold, manage, sell or dispose of any such related equipment, enter into, assist or participate in financial, commercial and other transactions relating to contract drilling services.

3.3.In addition, the Company may acquire participations, in Luxembourg or abroad, in any company or enterprise in any form whatsoever, and the management of those participations.  The Company may in particular acquire, by subscription, purchase and exchange or in any other manner, any stock, shares and other participation securities, bonds, debentures, certificates of deposit and other debt instruments and, more generally, any securities and financial instruments issued by any public or private entity.  It may participate in the creation, development, management and control of any company or enterprise.  Further, it may invest in the acquisition and management of a portfolio of patents or other intellectual property rights of any nature or origin.

3.4. The Company may borrow in any form.  It may issue notes, bonds and any kind of debt and equity securities.  It may lend funds, including, without limitation, the proceeds of any borrowings, to its subsidiaries, affiliated companies and any other companies.  It may also give guarantees and pledge, transfer, encumber or otherwise create and grant security over some or all of its assets to guarantee its own obligations and those of any other company, and, generally, for its own benefit and that of any other company or person.  For the avoidance of doubt, the Company may not carry out any regulated financial sector activities without having obtained the requisite authorisation.

3.5. The Company may use any techniques, legal means and instruments to manage its investments efficiently and protect itself against credit risks, currency exchange exposure, interest rate risks and other risks.

3.6. The Company may carry out any commercial, financial or industrial operation and any transaction with respect to real estate or movable property, which directly or indirectly, favours or relates to its corporate object.”

"5.4.Within the limits of article 5.3 of the Articles, the Board is expressly authorized to increase the Company’s share capital by incorporation of reserves, issue/share premiums or retained earnings and to issue the additional shares resulting from such capital increase to a beneficiary under any stock incentive plan as agreed by the Company (such beneficiary being a shareholder of the Company or not, or, to an entity appointed by the Company as an administrator in connection with such plan) or under any equity rights offering, private placements or backstop fees.  The Company reserves the right to place transfer and other restrictions on such shares as determined by the Company pursuant to such stock incentive plan from time to time."

"6.11.The Company will not issue non-voting equity securities (which shall not be deemed to include any warrants or options to purchase shares of the Company)."

"7.1.Composition of the board of directors

(i)The Company is managed by the Board.  Except as provided in Article 8, the total number of directors constituting the entire Board shall be seven (7) directors.  Directors need not be shareholders.  Except as provided in Article 8, from and after 19 November 2018 (the “Effective Time”) until the occurrence of the Nomination Termination Time (as defined in that certain Governance Agreement, dated on or about the Effective Time, by and among the Company and the other shareholders thereto (the “Governance Agreement”)), the Board shall be divided into two classes, hereby designated Class A (composed of four (4) directors) and Class B (composed of three (3) directors), with all Class A directors and Class B directors elected to terms of one (1) year in length; provided, that the initial term of office of the Class A directors following the Effective Time shall expire at the General Meeting of the shareholders of the Company at which the annual accounts for the 2018 financial year will be approved and the initial term of office of the Class B directors following the Effective Time shall expire at the General Meeting of the shareholders of the Company at which the annual accounts for the 2019 financial year will be approved.  All directors, whether assigned to Class A or Class B, shall be elected by the shareholders at the General Meeting in accordance with the Law and shall have one (1) vote each at all meetings of the Board.  From and after the Nomination Termination Time (as defined in the Governance Agreement), the Board shall cease to be classified and each director then in office previously designated as a Class A director or Class B director shall remain in office as a director until his or her term expires or until his or her earlier death, resignation or removal by the shareholders.

(ii)Directors may be removed at any time, with or without cause, by a resolution of the General Meeting.

(iii)If a legal entity is appointed as director, it must appoint a permanent representative to perform its duties.  The permanent representative is subject to the same rules and incurs the same liabilities as if he had exercised its functions in its own name and on its own behalf, without prejudice to the joint and several liability of the legal entity which it represents.

(iv)Should the permanent representative be unable to perform its duties, the legal entity must immediately appoint another permanent representative.

(v)If the office of a director becomes vacant, the other directors, acting by a simple majority, may fill the vacancy on a provisional basis until a new director is appointed by the next General Meeting."

" 7.2.(iii)The Board is authorised to delegate the day-to-day management and the power to represent the Company in this respect, to one or more directors, officers, managers or other agents, whether shareholders or not, acting either individually or jointly, provided that, prior to the Nomination Termination Time (as defined in the Governance Agreement) any appointment, delegation or power-of-attorney granted in respect of any Acquisition Proposal Matters (as defined in article 7.2(iv)(1) below), or any revocation of the foregoing, shall only be effective if a Class B Majority (as defined below) votes in favor of such appointment, delegation or power-of-attorney, or revocation of the foregoing, as the case may be.  If the day-to-day management is delegated to one or more directors, the Board must report to the annual General Meeting any salary, fee and/or any other advantage granted to those director(s) during the relevant financial year.

For the avoidance of doubt, it is noted that the following non-exhaustive list of matters shall not under any circumstances be regarded as coming within the scope of day-to-day management:

- Approval of the accounts of the Company
- Approval of the annual budget of the Company
- Approval of Company policies
- Approval of recommendations made by any Board committee
- Approval of Acquisition Proposals

(iv)Acquisition Proposals Prior to Nomination Termination Time. The following provisions of this article 7.2(iv) shall apply until the Nomination Termination Time (as defined in the Governance Agreement), after which the provisions of this article 7.2(iv) (other than the meanings of any terms defined herein that are used elsewhere in these Articles) shall have no further force or effect.

(1)Representative Authority of the Class B Directors Regarding Acquisition Proposals.  Notwithstanding anything in these Articles to the contrary, any two (2) Class B directors acting in their capacities as such (a “Class B Majority”) shall have the authority to act on the Company’s behalf (including to bind the Company with respect to clauses (e) through (g)) with respect to the following matters: (a) to review and evaluate the terms and conditions of any Acquisition Proposal, (b) to negotiate with any party the Class B Majority deems appropriate with respect to any Acquisition Proposal; (c) to solicit prospective Acquisition Proposals and/or explore the ability to obtain on behalf of the Company prospective Acquisition Proposals, (d) to determine whether any Acquisition Proposal is beneficial to the Company and its shareholders, (e) to make recommendations to the Board and shareholders as to what actions, if any, should be taken with respect to any Acquisition, Acquisition Contract or Acquisition Proposal, including to recommend that the Board or the shareholders, as applicable, approve any Acquisition, Acquisition Contract or Acquisition Proposal, (f) to retain, at the Company’s expense, such consultants, legal counsel and other advisors as a Class B Majority may from time to time deem appropriate to assist the Class B directors in the performance of their duties with respect to Acquisition Proposals, (g) subject to article 7.2(iv)(2) below, to execute and deliver on behalf of the Company definitive documentation providing for the consummation of an Acquisition (an “Acquisition Contract”) and (h) to take, or to cause the Company to take, any and all actions ancillary or related to any actual or prospective Acquisition Proposal or the other matters referred to in the preceding clauses (a)-(g), including without limitation to authorize and enter into contracts of any nature (other than an Acquisition Contract except in accordance with article 7.2(iv)(2) below) (the foregoing clauses (a)-(h), “Acquisition Proposal Matters”).  As used herein: (x) “Acquisition Proposal” means a proposal received by the Company, any of its subsidiaries, or any of its or their respective directors, officers or outside consultants, counsel or other advisors providing for an Acquisition; and (y) “Acquisition” means a transaction or series of related transactions resulting in the acquisition (whether by merger, consolidation, sale or transfer of the Company’s shares, other equity interests or assets or otherwise) by any natural or legal person or group of such persons, directly or indirectly, (1) of a majority of (A) the outstanding shares of the Company or (B) the assets of the Company and its subsidiaries determined on a consolidated basis and (2) upon the consummation of which, the shareholders of the Company immediately prior to such acquisition collectively do not own (beneficially or of record) a majority of the voting power of such person or the ultimate parent entity of such person (or, in the case of a group of such persons, a majority of the voting power of the largest member of such group, determined by reference to the respective equity financing contributions of such members, or ultimate parent entity of such largest member).

(2)Approval of Acquisition Contracts.  No Class B director, acting singularly or with any one or more other Class B directors, shall have the power to cause the Company to enter into any Acquisition Contract or otherwise consummate an Acquisition unless such Acquisition Contract (a) provides by its terms that consummation of the Acquisition that is the subject thereof is conditioned upon either (I) the shareholder vote, under the conditions of quorum and vote, required by the Law or other provision of these Articles for such Acquisition or (II) shareholder approval by the vote of a majority of the outstanding share capital, whichever voting standard in the foregoing clauses (I) or (II) is higher (such condition, as applicable, a “Shareholder Approval Condition”) and (b) does not impose any obligations or penalties on the Company if the Shareholder Approval Condition is not obtained by the conclusion of the General Meeting or Extraordinary General Meeting, as applicable, convened to vote on such Acquisition Contract or Acquisition other than reimbursement of the reasonable expenses incurred by the counterparty thereto (provided, that, for avoidance of doubt, this clause (b) shall not preclude the imposition of any obligation or penalty on the Company due to any cause or event other than the failure in and of itself to satisfy the Shareholder Approval Condition at such General Meeting or Extraordinary General Meeting).  If a proposed Acquisition Contract satisfies clauses (a) and (b) of the immediately preceding sentence, then a Class B Majority shall be authorized to represent the Company by executing and delivering, or causing any person authorized by the Class B Majority to execute and deliver, on the Company’s behalf, such Acquisition Contract, to convene a General Meeting or an Extraordinary General Meeting, as applicable, to seek shareholder approval of the Acquisition in accordance with the Shareholder Approval Condition, and, if such shareholder approval is obtained, to carry out all other powers vested under article 7.2(iv)(1) above with respect to such Acquisition Contract (including to cause the Company to consummate the Acquisition and the other transactions contemplated thereby or, subject to the terms of the Acquisition Contract, terminate such Acquisition Contract and abandon such Acquisition).

(3)Limitation on Representative Authority of the Class A Directors Regarding Acquisition Proposals.  Notwithstanding anything in these Articles to the contrary (but subject to the last sentence of this article 7.2(iv)(3)), no Class A director, acting singularly or with any one or more other directors, in his or her capacity as such, shall have any representative authority to bind the Company or otherwise act on the Company’s behalf, nor shall the Board take any action, in either case with respect to any Acquisition, Acquisition Contract or Acquisition Proposal Matters, except with the prior approval of a Class B Majority.  Notwithstanding the immediately prior sentence, this article 7.2(iv)(3) shall not be interpreted to limit the rights of the Class A directors to attend meetings of the Class B directors, receive information received by the Class B directors or to provide ongoing input to the Class B directors, in each case, regarding Acquisitions, Acquisition

Contracts, Acquisition Proposals or other Acquisition Proposal Matters, and the Class B directors shall so extend such rights to the Class A directors.

(4)Amendments to Article 7.2(iv).  Notwithstanding anything to the contrary in these Articles, the Board shall not propose to the shareholders or recommend that the shareholders approve any amendment to this article 7.2(iv) and/or any other provisions of these Articles directly or indirectly amending or limiting the application of this article 7.2(iv) without the favorable vote of a Class B Majority."

" 7.3.(vi)Save as otherwise provided herein, the Board may only validly deliberate and act if a majority of its members are present or represented.  Save as otherwise provided herein, Board Resolutions are validly adopted if the majority of the members of the Board vote in their favour.  The chairman has a casting vote in the event of a tie vote.  Board resolutions are recorded in minutes signed by the chairperson, by all directors present or represented at the meeting, or by the secretary (if any)."

"7.4.Representation

(i)The Company is bound towards third parties (a) prior to the Nomination Termination Time (as defined in the Governance Agreement), by the joint signature of any two Class B directors, with respect to Acquisition Proposal Matters or an Acquisition Contract; and (b) in all other matters, by the joint signature of the majority of the Board.

(ii)The Company is also bound towards third parties by the joint or single signature of any person to whom special signatory powers have been delegated by the Board or, prior to the Nomination Termination Time (as defined in the Governance Agreement) with respect to Acquisition Proposal Matters or an Acquisition Contract, by a Class B Majority."

" 11.2.

(v)In connection with any General Meeting, the Board is authorized, but is not required, to make provision for shareholders to participate by means of remote communication.  If the Board shall have made such provision, a shareholder’s participation by means of remote communication shall be deemed equivalent to participation in person at the meeting."

" Art. 12.Procedure

12.1.Every General Meeting will be presided over by the chairperson of the Board appointed pursuant to article 7.3(i) or, in the absence of the chairperson, any other director or officer of the Company designated by the Board.  The secretary appointed pursuant to article 7.3(i) or, in the absence of such secretary, any other director or officer of the Company designated by the Board, shall act as secretary at each General Meeting.  In connection with each General Meeting, the Board or, in the absence of a determination by the Board, the person presiding over the General Meeting shall appoint a scrutineer who shall keep the attendance list.

12.2.In connection with each General Meeting, the Board is authorized to provide such rules of deliberations and such conditions for allowing shareholders to take part in the meeting as the Board deems appropriate. Except to the extent inconsistent with the rules and conditions as adopted by the Board, the person presiding over the meeting shall have the power and authority to prescribe such additional rules and conditions and to do all such acts as, in the judgment of such person, are appropriate for the proper conduct of the meeting.  Such rules and conditions, whether adopted by the Board or prescribed by the person presiding over the meeting, may include, in each case to the extent permitted by applicable law, (a) determining the order of business for the meeting, (b) rules and procedures for maintaining order at the meeting and the safety of those present, (c) limitations on attendance at or participation in the meeting to shareholders of record, their duly authorized and constituted attorneys or such other persons as the person presiding over the meeting shall determine, (d) restrictions on entry to the meeting after the time fixed for the commencement thereof and (e) limitations on the time allotted to questions or comments by participants.

12.3.Without limiting the generality of article 12.2 and irrespective of the agenda, the Board or the person presiding over the meeting may adjourn any ordinary General Meeting or Extraordinary General Meeting in accordance with the formalities and time limits stipulated for by law.

12.4.Minutes of the General Meetings shall be signed by the members of the board of the meeting.  Copies or excerpts of the minutes to be produced in court or elsewhere shall be signed by two (2) directors or by the secretary of the Board or by any assistant secretary.

12.5.Notwithstanding anything to the contrary in these Articles and in addition to any greater or lesser vote required by the Law, other provision of these Articles, the applicable Acquisition Contract or otherwise, the Company shall not have the power or authority to consummate a transaction satisfying clause (1)(B) of the definition of Acquisition without the prior approval of shareholders (such approval obtained by the vote of a majority of the outstanding share capital)."

9.

Acknowledge the resignation of all directors of the Company (the “Resigning Directors”) from their positions as directors of the Company with effect immediately after the completion of all steps pertaining to the Company’s emergence from bankruptcy under Chapter 11 of Title 11 of the United States Code on substantially the terms of the Modified Fourth Amended Joint Plan of Reorganization of Debtors dated October 31, 2018 (the “Plan”) and the occurrence of the effective date of said plan (the “Resignation Effective Time”), grant full discharge of liability (quitus) to the Resigning Directors with respect to their mandates, undertake to reiterate the full discharge of liability (quitus) to the Resigning Directors with respect to their mandates at the date of the annual general meeting of the shareholders of the Company at which the annual accounts for the 2018 financial year will be approved (the “2019 AGM”), and approve the appointment of Messrs. (i) Matthew Ralls, as a Class A director of the Company, and (ii) Daniel Han, (iii) Donald Platner and (iv) Kiran Ramineni, each as a Class B director of the Company (the “New Directors”), with effect immediately after the Resignation Effective Time, and for mandates ending at the 2019 AGM for the Class A director and at the annual general meeting of the shareholders of the Company at which the annual accounts for the 2019 financial year will be approved for the Class B directors;

10.Authorize any director or officer of the Company in office from time to time, or any lawyer of the Luxembourg law firm Wildgen S.A. (each an “Authorized Person”, and collectively, the “Authorized Persons”) each of them acting alone and with full power of substitution, for and on behalf of the Company, to take any such action and execute any such documents as may be required or useful for the implementation of the resolutions taken hereby and in particular to proceed to and carry out any required formalities in Luxembourg or any other jurisdiction where necessary and ratify any action taken by any Authorized Person.

Luxembourg, 9 November, 2018

/s/ Paul T. Reese

Paul T. Reese
Chief Executive Officer

Notes:

1.	The Board has fixed the close of business on September 28, 2018 as the record date for the determination of the shareholders of the Company entitled to vote at the EGM or any adjournment thereof.
2.

At the EGM, provided a quorum of the holders of at least one-half of the share capital is represented, Proposals 1-8 shall be adopted by at least two-thirds of the votes cast, and Proposals 9-10 shall be adopted by at least a majority of the votes cast. Each share is entitled to one vote.

3.

No shareholder of the Company shall be entitled to attend unless written notice of the intention to attend and vote in person or by proxy, together with the power of attorney or other authority (if any) under which it is signed, or a notarially-certified copy of that power of attorney, is sent to the Company, to reach the Registered Office by not later than five (5) business days before the time for holding the meeting. A shareholder of the Company may grant a written proxy or power of attorney to another person, shareholder or otherwise, in order to be represented at the meeting.

4.

Upon request, the Company will provide a substantially final form of that certain Governance Agreement, to be entered into on or about November 19, 2018, by and among the Company and the shareholders party thereto.

YOUR VOTE IS IMPORTANT.  PLEASE VOTE YOUR SHARES PROMPTLY.

IF YOU ARE A SHAREHOLDER OF THE COMPANY REGISTERED IN THE UNITED STATES, TO VOTE YOUR SHARES YOU CAN (1) USE THE INTERNET AS DESCRIBED ON YOUR PROXY CARD; (2) CALL THE TOLL-FREE TELEPHONE NUMBER AS DESCRIBED ON YOUR PROXY CARD; OR (3) COMPLETE, SIGN AND DATE YOUR PROXY CARD AND RETURN YOUR PROXY CARD BY MAIL.

INFORMATION CONCERNING SOLICITATION AND VOTING

FOR THE

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

PACIFIC DRILLING S.A.

COMPANY PROPOSALS

PROPOSAL 1 – APPROVAL

The Board has considered the reorganization of the issued share capital of the Company in connection with the Reverse Stock Split, and the subsequent exchange of all existing 22,551,078 shares in the Company against 2,255 new shares.

The Board recommends that the shareholders of the Company (the “Shareholders”) approve the reorganization of the issued share capital of the Company, the Reverse Stock Split at the exchange ratio of 10,000 existing shares of the Company to 1 new share, and the subsequent exchange of all the existing 22,551,076 shares in the Company against 2,255 new shares.

PROPOSAL 2 – APPROVAL

The Board has considered the cancellation of an amount corresponding to the aggregate accounting value of all the fractional shares resulting from the Reverse Stock Split and following the Reverse Stock Split, the reimbursement to all the owners of such fractional interests in a cash amount equal to USD 19.62 per share, which represents the stipulated Plan equity value of USD 1,472 million.

The Board recommends that the Shareholders approve the cancellation of an amount corresponding to the aggregate accounting value of all of the fractional shares resulting from the Reverse Stock Split and following the Reverse Stock Split, the reimbursement of such fractional interests to the owner of such shares in a cash amount equal to USD 19.62 per share.

PROPOSAL 3 – APPROVAL

The Board has considered, subject to the approval of the Reverse Stock Split and cancellation of the resulting fractional shares, the corresponding reduction of the issued share capital of the Company.

The Board recommends that, subject to the approval of Proposals 1 and 2, the Shareholders approve the reduction of the issued share capital of the Company from its current amount of two hundred twenty five thousand five hundred ten United States Dollars (USD 225,510) to an amount of twenty two United States Dollars and fifty five cents (USD 22.55) and cancellation of twenty two million five hundred forty eight thousand eight hundred twenty one (22,548,821) shares in the Company.

PROPOSAL 4 – APPROVAL

The Board has considered the cancellation of all the fractional shares resulting from the Reverse Stock Split.

The Board recommends that, subject to the approval of Proposals 1 through 3 above, the Shareholders approve the reduction of the issued share capital of the Company by an amount resulting from the cancellation of all fractional interests resulting from the Reverse Stock Split and the delegation of power and the instruction of the board of directors of the Company to record by way of notarial deed the final amount of the foregoing capital reduction within one (1) month of the Effective Date of Reverse Stock Split.

PROPOSAL 5 – APPROVAL

The Board has considered, subject to the approval of the Reverse Stock Split and cancellation of the resulting fractional shares, the proportional adjustment of the limit of the authorized capital to reflect the same.

The Board recommends that, subject to the approval of Proposal 3 above, the Shareholders approve the proportional adjustment of the share capital of the Company, within the limits of the authorized capital from seven billion five hundred million United States Dollars (USD 7,500,000,000) to seven hundred fifty thousand United States Dollars (USD 750,000).

PROPOSAL 6 – APPROVAL

The Board has drawn-up a special report of the board of directors of the Company (the “Report”) for the attention of the Shareholders, pursuant to article 420-26 (5) of the law of August 10, 1915 on commercial companies, as amended (the “Law”) in order to seek their authorization as to: (i) withdraw or limit the preferential subscription right of the Shareholders when increasing the Company’s share capital pursuant to the Company’s authorized capital in one or several issues with or without issue premium by contribution in kind or cash and (ii) proceed to such issues without reserving to the Shareholders a preferential right to subscribe to the capital being issued.

The Board recommends that the Shareholders acknowledge the content of the Report and approve it as to authorize the Board to withdraw or limit the preferential subscription right of the shareholders of the Company when increasing the Company’s share capital and to issue shares pursuant to the Company’s authorized capital.

PROPOSAL 7 – APPROVAL

Subject to the approval of Proposal 5 above, the Board has considered that the resulting limit of the authorized share capital of the Company at seven hundred fifty thousand United States dollars (USD 750,000) is not sufficient to allow an adequate limit of authorized capital enabling the Company to emerge out of Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court for the Southern District of New York  substantially on the terms of the Plan, and thus the Company should benefit from an authorized capital of an amount of eight hundred twenty five thousand United States Dollars (USD 825,000).  For the avoidance of doubt, pursuant to the as amended Articles, the Board will not have authority to issue more than eighty two million five hundred thousand (82,500,000) shares in the Company.

The Board recommends that the Shareholders approve the amendment of the resulting authorized share capital of the Company further to the Reverse Stock Split for a period of five (5) years to increase the authorized share capital of the Company by an amount of seventy five thousand United States Dollars (USD 75,000) from the amount of seven hundred and fifty thousand United States Dollars (USD 750,000) to the amount of eight hundred twenty five thousand United States Dollars (USD 825,000), and subsequently amend article 5.3 (i) to the Articles to reflect the foregoing, to read as follows:

“The Board is authorized, for a period of five (5) years from 19 November 2018, without prejudice to any renewals, to:

(ii)

increase the current share capital once or more up to eight hundred twenty five thousand United States Dollars (USD 825,000) (such amount including the current share capital of the Company) by the issue of new shares having the same rights as the existing shares, or without any such issue;”

PROPOSAL 8 - APPROVAL

The Board has considered and several new amendments to the Articles.

The Board recommends that the Shareholders approve the amendment of articles 3, 5.4, 6.11, 7.1, 7.2(iii) and a new item (iv), 7.3(vi), 7.4, 11.2(v) and 12 to read as follows:

“Art.3. Corporate object

3.1.The Company’s object is buying and selling, the chartering in and the chartering out, and the management of seagoing ships, as well as the financial and commercial operations that relate directly or indirectly to such activities.

3.2.In addition, the Company may charter, hold, lease, operate and provide vessels and equipment used in contract drilling services in oil and gas drilling operations; the Company may also acquire, hold, manage, sell or dispose of any such related equipment, enter into, assist or participate in financial, commercial and other transactions relating to contract drilling services.

3.3.In addition, the Company may acquire participations, in Luxembourg or abroad, in any company or enterprise in any form whatsoever, and the management of those participations.  The Company may in particular acquire, by subscription, purchase and exchange or in any other manner, any stock, shares and other participation securities, bonds, debentures, certificates of deposit and other debt instruments and, more generally, any securities and financial instruments issued by any public or private entity.  It may participate in the creation, development, management and control of any company or enterprise.  Further, it may invest in the acquisition and management of a portfolio of patents or other intellectual property rights of any nature or origin.

3.4. The Company may borrow in any form.  It may issue notes, bonds and any kind of debt and equity securities.  It may lend funds, including, without limitation, the proceeds of any borrowings, to its subsidiaries, affiliated companies and any other companies.  It may also give guarantees and pledge, transfer, encumber or otherwise create and grant security over some or all of its assets to guarantee its own obligations and those of any other company, and, generally, for its own benefit and that of any other company or person.  For the avoidance of doubt, the Company may not carry out any regulated financial sector activities without having obtained the requisite authorisation.

3.5. The Company may use any techniques, legal means and instruments to manage its investments efficiently and protect itself against credit risks, currency exchange exposure, interest rate risks and other risks.

3.6. The Company may carry out any commercial, financial or industrial operation and any transaction with respect to real estate or movable property, which directly or indirectly, favours or relates to its corporate object.”

"5.4.Within the limits of article 5.3 of the Articles, the Board is expressly authorized to increase the Company’s share capital by incorporation of reserves, issue/share premiums or retained earnings and to issue the additional shares resulting from such capital increase to a beneficiary under any stock incentive plan as agreed by the Company (such beneficiary being a shareholder of the Company or not, or, to an entity appointed by the Company as an administrator in connection with such plan) or under any equity rights offering, private placements or backstop fees.  The Company reserves the right to place transfer and other restrictions on such shares as determined by the Company pursuant to such stock incentive plan from time to time."

"6.11.The Company will not issue non-voting equity securities (which shall not be deemed to include any warrants or options to purchase shares of the Company)."

"7.1.Composition of the board of directors

(i)The Company is managed by the Board.  Except as provided in Article 8, the total number of directors constituting the entire Board shall be seven (7) directors.  Directors need not be shareholders.  Except as provided in Article 8, from and after 19 November 2018 (the “Effective Time”) until the occurrence of the Nomination Termination Time (as defined in that certain Governance Agreement, dated on or about the Effective Time, by and among the Company and the other shareholders thereto (the “Governance Agreement”)), the Board shall be divided into two classes, hereby designated Class A (composed of four (4) directors) and Class B (composed of three (3) directors), with all Class A directors and Class B directors elected to terms of one (1) year in length; provided, that the initial term of office of the Class A directors following the Effective Time shall expire at the General Meeting of the shareholders of the Company at which the annual accounts for the 2018 financial year will be approved and the initial term of office of the Class B directors following the Effective Time shall expire at the General Meeting of the shareholders of the Company at which the annual accounts for the 2019 financial year will be approved.  All directors, whether assigned to Class A or Class B, shall be elected by the shareholders at the General Meeting in accordance with the Law and shall have one (1) vote each at all meetings of the Board.  From and after the Nomination Termination Time (as defined in the Governance Agreement), the Board shall cease to be classified and each director then in office previously designated as a Class A director or Class B director shall remain in office as a director until his or her term expires or until his or her earlier death, resignation or removal by the shareholders.

(ii)Directors may be removed at any time, with or without cause, by a resolution of the General Meeting.

(iii)If a legal entity is appointed as director, it must appoint a permanent representative to perform its duties.  The permanent representative is subject to the same rules and incurs the same liabilities as if he had exercised its functions in its own name and on its own behalf, without prejudice to the joint and several liability of the legal entity which it represents.

(iv)Should the permanent representative be unable to perform its duties, the legal entity must immediately appoint another permanent representative.

(v)If the office of a director becomes vacant, the other directors, acting by a simple majority, may fill the vacancy on a provisional basis until a new director is appointed by the next General Meeting."

" 7.2.(iii)The Board is authorised to delegate the day-to-day management and the power to represent the Company in this respect, to one or more directors, officers, managers or other agents, whether shareholders or not, acting either individually or jointly, provided that, prior to the Nomination Termination Time (as defined in the Governance Agreement) any appointment, delegation or power-of-attorney granted in respect of any Acquisition Proposal Matters (as defined in article 7.2(iv)(1) below), or any revocation of the foregoing, shall only be effective if a Class B Majority (as defined below) votes in favor of such appointment, delegation or power-of-attorney, or revocation of the foregoing, as the case may be.  If the day-to-day management is delegated to one or more directors, the Board must report to the annual General Meeting any salary, fee and/or any other advantage granted to those director(s) during the relevant financial year.

For the avoidance of doubt, it is noted that the following non-exhaustive list of matters shall not under any circumstances be regarded as coming within the scope of day-to-day management:

- Approval of the accounts of the Company
- Approval of the annual budget of the Company
- Approval of Company policies
- Approval of recommendations made by any Board committee
- Approval of Acquisition Proposals

(iv)Acquisition Proposals Prior to Nomination Termination Time. The following provisions of this article 7.2(iv) shall apply until the Nomination Termination Time (as defined in the Governance Agreement), after which the provisions of this article 7.2(iv) (other than the meanings of any terms defined herein that are used elsewhere in these Articles) shall have no further force or effect.

(1)Representative Authority of the Class B Directors Regarding Acquisition Proposals.  Notwithstanding anything in these Articles to the contrary, any two (2) Class B directors acting in their capacities as such (a “Class B Majority”) shall have the authority to act on the Company’s behalf (including to bind the Company with respect to clauses (e) through (g)) with respect to the following matters: (a) to review and evaluate the terms and conditions of any Acquisition Proposal, (b) to negotiate with any party the Class B Majority deems appropriate with respect to any Acquisition Proposal; (c) to solicit prospective Acquisition Proposals and/or explore the ability to obtain on behalf of the Company prospective Acquisition Proposals, (d) to determine whether any Acquisition Proposal is beneficial to the Company and its shareholders, (e) to make recommendations to the Board and shareholders as to what actions, if any, should be taken with respect to any Acquisition, Acquisition Contract or Acquisition Proposal, including to recommend that the Board or the shareholders, as applicable, approve any Acquisition, Acquisition Contract or Acquisition Proposal, (f) to retain, at the Company’s expense, such consultants, legal counsel and other advisors as a Class B Majority may from time to time deem appropriate to assist the Class B directors in the performance of their duties with respect to Acquisition

Proposals, (g) subject to article 7.2(iv)(2) below, to execute and deliver on behalf of the Company definitive documentation providing for the consummation of an Acquisition (an “Acquisition Contract”) and (h) to take, or to cause the Company to take, any and all actions ancillary or related to any actual or prospective Acquisition Proposal or the other matters referred to in the preceding clauses (a)-(g), including without limitation to authorize and enter into contracts of any nature (other than an Acquisition Contract except in accordance with article 7.2(iv)(2) below) (the foregoing clauses (a)-(h), “Acquisition Proposal Matters”).  As used herein: (x) “Acquisition Proposal” means a proposal received by the Company, any of its subsidiaries, or any of its or their respective directors, officers or outside consultants, counsel or other advisors providing for an Acquisition; and (y) “Acquisition” means a transaction or series of related transactions resulting in the acquisition (whether by merger, consolidation, sale or transfer of the Company’s shares, other equity interests or assets or otherwise) by any natural or legal person or group of such persons, directly or indirectly, (1) of a majority of (A) the outstanding shares of the Company or (B) the assets of the Company and its subsidiaries determined on a consolidated basis and (2) upon the consummation of which, the shareholders of the Company immediately prior to such acquisition collectively do not own (beneficially or of record) a majority of the voting power of such person or the ultimate parent entity of such person (or, in the case of a group of such persons, a majority of the voting power of the largest member of such group, determined by reference to the respective equity financing contributions of such members, or ultimate parent entity of such largest member).

(2)Approval of Acquisition Contracts.  No Class B director, acting singularly or with any one or more other Class B directors, shall have the power to cause the Company to enter into any Acquisition Contract or otherwise consummate an Acquisition unless such Acquisition Contract (a) provides by its terms that consummation of the Acquisition that is the subject thereof is conditioned upon either (I) the shareholder vote, under the conditions of quorum and vote, required by the Law or other provision of these Articles for such Acquisition or (II) shareholder approval by the vote of a majority of the outstanding share capital, whichever voting standard in the foregoing clauses (I) or (II) is higher (such condition, as applicable, a “Shareholder Approval Condition”) and (b) does not impose any obligations or penalties on the Company if the Shareholder Approval Condition is not obtained by the conclusion of the General Meeting or Extraordinary General Meeting, as applicable, convened to vote on such Acquisition Contract or Acquisition other than reimbursement of the reasonable expenses incurred by the counterparty thereto (provided, that, for avoidance of doubt, this clause (b) shall not preclude the imposition of any obligation or penalty on the Company due to any cause or event other than the failure in and of itself to satisfy the Shareholder Approval Condition at such General Meeting or Extraordinary General Meeting).  If a proposed Acquisition Contract satisfies clauses (a) and (b) of the immediately preceding sentence, then a Class B Majority shall be authorized to represent the Company by executing and delivering, or causing any person authorized by the Class B Majority to execute and deliver, on the Company’s behalf, such Acquisition Contract, to convene a General Meeting or an Extraordinary General Meeting, as applicable, to seek shareholder approval of the Acquisition in accordance with the Shareholder Approval Condition, and, if such shareholder approval is obtained, to carry out all other powers vested under article 7.2(iv)(1) above with respect to such Acquisition Contract (including to cause the Company to consummate the Acquisition and the other transactions contemplated thereby or, subject to the terms of the Acquisition Contract, terminate such Acquisition Contract and abandon such Acquisition).

(3)Limitation on Representative Authority of the Class A Directors Regarding Acquisition Proposals.  Notwithstanding anything in these Articles to the contrary (but subject to the last sentence of this article 7.2(iv)(3)), no Class A director, acting singularly or with any one or more other directors, in his or her capacity as such, shall have any representative authority to bind the Company or otherwise act on the Company’s behalf, nor shall the Board take any action, in either case with respect to any Acquisition, Acquisition Contract or Acquisition Proposal Matters, except with the prior approval of a Class B Majority.  Notwithstanding the immediately prior sentence, this article 7.2(iv)(3) shall not be interpreted to limit the rights of the Class A directors to attend meetings of the Class B directors, receive information received by the Class B directors or to provide ongoing input to the Class B directors, in each case, regarding Acquisitions, Acquisition Contracts, Acquisition Proposals or other Acquisition Proposal Matters, and the Class B directors shall so extend such rights to the Class A directors.

(4)Amendments to Article 7.2(iv).  Notwithstanding anything to the contrary in these Articles, the Board shall not propose to the shareholders or recommend that the shareholders approve any amendment to this article 7.2(iv) and/or any other provisions of these Articles directly or indirectly amending or limiting the application of this article 7.2(iv) without the favorable vote of a Class B Majority."

" 7.3.(vi)Save as otherwise provided herein, the Board may only validly deliberate and act if a majority of its members are present or represented.  Save as otherwise provided herein, Board Resolutions are validly adopted if the majority of the members of the Board vote in their favour.  The chairman has a casting vote in the event of a tie vote.  Board resolutions are recorded in minutes signed by the chairperson, by all directors present or represented at the meeting, or by the secretary (if any)."

"7.4.Representation

(i)The Company is bound towards third parties (a) prior to the Nomination Termination Time (as defined in the Governance Agreement), by the joint signature of any two Class B directors, with respect to Acquisition Proposal Matters or an Acquisition Contract; and (b) in all other matters, by the joint signature of the majority of the Board.

(ii)The Company is also bound towards third parties by the joint or single signature of any person to whom special signatory powers have been delegated by the Board or, prior to the Nomination Termination Time (as defined in the Governance Agreement) with respect to Acquisition Proposal Matters or an Acquisition Contract, by a Class B Majority."

" 11.2.

(v)In connection with any General Meeting, the Board is authorized, but is not required, to make provision for shareholders to participate by means of remote communication.  If the Board shall have made such provision, a shareholder’s participation by means of remote communication shall be deemed equivalent to participation in person at the meeting."

" Art. 12.Procedure

12.1.Every General Meeting will be presided over by the chairperson of the Board appointed pursuant to article 7.3(i) or, in the absence of the chairperson, any other director or officer of the Company designated by the Board.  The secretary appointed pursuant to article 7.3(i) or, in the absence of such secretary, any other director or officer of the Company designated by the Board, shall act as secretary at each General Meeting.  In connection with each General Meeting, the Board or, in the absence of a determination by the Board, the person presiding over the General Meeting shall appoint a scrutineer who shall keep the attendance list.

12.2.In connection with each General Meeting, the Board is authorized to provide such rules of deliberations and such conditions for allowing shareholders to take part in the meeting as the Board deems appropriate. Except to the extent inconsistent with the rules and conditions as adopted by the Board, the person presiding over the meeting shall have the power and authority to prescribe such additional rules and conditions and to do all such acts as, in the judgment of such person, are appropriate for the proper conduct of the meeting.  Such rules and conditions, whether adopted by the Board or prescribed by the person presiding over the meeting, may include, in each case to the extent permitted by applicable law, (a) determining the order of business for the meeting, (b) rules and procedures for maintaining order at the meeting and the safety of those present, (c) limitations on attendance at or participation in the meeting to shareholders of record, their duly authorized and constituted attorneys or such other persons as the person presiding over the meeting shall determine, (d) restrictions on entry to the meeting after the time fixed for the commencement thereof and (e) limitations on the time allotted to questions or comments by participants.

12.3.Without limiting the generality of article 12.2 and irrespective of the agenda, the Board or the person presiding over the meeting may adjourn any ordinary General Meeting or Extraordinary General Meeting in accordance with the formalities and time limits stipulated for by law.

12.4.Minutes of the General Meetings shall be signed by the members of the board of the meeting.  Copies or excerpts of the minutes to be produced in court or elsewhere shall be signed by two (2) directors or by the secretary of the Board or by any assistant secretary.

12.5.Notwithstanding anything to the contrary in these Articles and in addition to any greater or lesser vote required by the Law, other provision of these Articles, the applicable Acquisition Contract or otherwise, the Company shall not have the power or authority to consummate a transaction satisfying clause (1)(B) of the definition of Acquisition without the prior approval of shareholders (such approval obtained by the vote of a majority of the outstanding share capital)."

PROPOSAL 9 – APPROVAL

The Board has considered the acknowledgement of the resignation of the Resigning Directors and the designation of the New Directors to succeed the Resigning Directors to be effective as of the Resignation Effective Time.

The Board recommends that the Shareholders (i) acknowledge the resignation of the Resigning Directors with effect as of the Effective Date of the Resignation, (ii) grant full discharge of liability (quitus) to the Resigning Directors with respect to their mandates, (iii) undertake to reiterate the full discharge of liability (quitus) to the Resigning Directors with respect to their mandates at the date of the annual general meeting of the Shareholders of the Company at which the annual accounts for the 2018 financial year will be approved (the “2019 AGM”), and (iv) approve the appointment of the following New Directors:

• Mr. Matthew Ralls, born on July 5, 1949 in Magnolia, Arkansas USA and residing at 3414 Robbins Rd., Austin, Texas 78730 USA, as a Class A director;

•Mr. Daniel Han, born on April 22, 1978 in Vienna, Virginia, USA and with a business address of 100 West Putnam Avenue, Greenwich, CT 06830 USA, as a Class B director;

•Mr. Donald Platner, born on July 19, 1984 in Livingston, NJ, USA and with a business address of 222 Berkeley Street, 21st Floor, Boston, MA 02116, USA, as a Class B director;

• Mr. Kiran Ramineni, born on January 1, 1980 in Rome, New York, USA and with a business address of 399 Park Avenue, 6th Floor, New York, NY 10022, USA, as a Class B director;

with effect immediately after the  Resignation Effective Time, and for mandates ending at the 2019 AGM for the Class A director and at the annual general meeting of the shareholders of the Company at which the annual accounts for the 2019 financial year will be approved for the Class B directors.

PROPOSAL 10 – AUTHORIZATION TO TAKE ACTION

The Board recommends that the Shareholders approve the authorization of each Authorized Person, of them acting alone and with full power of substitution, for and on behalf of the Company, to take any such action and execute any such documents as may be required or useful for the implementation of the reorganization of the share capital of the Company and in particular the Reverse Stock Split of the issued shares of the Company as well as (without limitation) the resolutions to be taken on the basis of the present agenda and in particular to proceed to and carry out any required formalities in Luxembourg or any other jurisdiction where necessary and ratify any action taken by any Authorized Person with respect to this EGM including without limitation the approval of the final documents and execution of the convening notices for this EGM.

OTHER BUSINESS

Management knows of no business that will be presented for consideration at the EGM other than that stated in this notice of extraordinary general meeting.

Pacific Drilling S.A.

Société Anonyme

Registered office: 8-10, avenue de la Gare, L-1610 Luxembourg

RCS Luxembourg: B 159.658

(the “Company”)

Special report of the board of directors of the Company for the purpose of article 420-26 (5) of the Luxembourg law on commercial companies of August 10, 1915, as amended (the “Law”)

Dear Shareholders,

In accordance with our management duties and obligations and in our capacity as directors of the Company (the “Board”), pursuant to article 420-26 (5) of the Law, we submit to you this report pertaining to an amendment of the authorized share capital to be presented to you for approval at the forthcoming extraordinary general meeting of the shareholders of the Company (the “Shareholders”).

WHEREAS, the Company intends to emerge from bankruptcy under Chapter 11 of Title 11 of the United States Code on substantially the terms of the Modified Fourth Amended Joint Plan of Reorganization of Debtors dated October 31, 2018 (as may be further amended or supplemented, the “Plan”).

WHEREAS, the Board has drawn-up a special report of the board of directors of the Company (for the attention of the Shareholders) dated 9 October 2018, pursuant to article 420-26 (5) of the Luxembourg law dated August 10, 1915 on commercial companies, as amended (the “Company Law”), inter alia,  justifying the limitation or withdrawal of the preferential subscription right of the Shareholders in relation to the first amendment of the authorized share capital of the Company as to increase the authorized share capital of the Company (the “First Special Report”).

WHEREAS, the Board contemplates submitting for the approval of the Shareholders a reverse stock split of the issued shares of the Company by exchanging 10,000 existing shares of the Company against 1 new shares (the “Reverse Stock Split”) and consequently exchanging all of the 22,551,076 shares in the Company against 2,255 new shares and in conjunction with the Reverse Stock Split, the Shareholders have to consider, inter alia, as follows: (i) the cancellation of an amount corresponding to the aggregate accounting par value of all the fractional interest resulting from the Reverse Stock Split and following the Reverse Stock Split, reimbursement of the owners of fractional interest in a cash amount to be determined by the Board equal to USD 19.62 per share, which represents the stipulated Plan equity value of USD 1,472 million; (ii) the reduction of the issued share capital of the Company and cancellation of 22,548,821 shares in the Company and (iii) the proportional adjustment of the number of shares which may be issued by the Board within the limit of the existing authorized share capital of the Company from the existing 750,000,000,000 shares to 75,000,000 shares.

WHEREAS, given that the proposed limit of the authorized share capital of the Company under the First Special Report, which as noted will be proportionally adjusted further in connection with the Reverse Stock Split if approved by the Shareholders, is not sufficient, the authorized share capital needs to be once more increased to allow the transactions specified under the First Special Report and for future issuance without limitation to a beneficiary under any stock incentive plan as agreed by the Company, namely by seventy five thousand United States Dollars (USD 75,000) from seven hundred fifty million United Stated Dollars (USD 750,000) to eight hundred twenty five thousand United Stated Dollars (USD 825,000).

WHEREAS, article 420-23 of the Company Law provides that an increase of capital must be carried out by means of a decision of an extraordinary general meeting of the Shareholders held in front of a notary. As

1

the Company wishes to have flexibility to issue shares without delay when it decides to do so, the Board wishes to be authorized to increase the share capital of the Company and to use the authorized capital within the limits of the authorized share capital (as increased), to be amended as described herein for a five (5) year period and to limit or withdraw the preferential subscription right of the Shareholders.

Accordingly, the Board recommended that the Shareholders authorize the Board to cause the Company to issue new shares, within the limits of the authorized capital of the Company (as and if increased as described herein), and authorize the Board to limit or withdraw the preferential subscription rights that may exist in favor of any existing Shareholders in relation to the new shares to be issued in application of the above-mentioned authorized share capital.

WHEREAS, it is reported also by the Board that it is contemplated that the shares issued will be issued at a price which shall be at least at a price of USD 0.01 per share, in accordance with the Plan, with or without share premium, and shall take into account the fair market value of the Company as determined by the Board at the date of issuance depending in all cases on the corporate interest of the Company at the date of issuance and the terms of any document governing the issuance.

Given the above, the Board kindly asks you to vote in favor on the following items:

-

the authorization of the board of directors of the Company to (i) withdraw or limit the preferential subscription right of the Shareholders when increasing the Company’s share capital pursuant to the Company’s authorized capital in one or several issues with or without issue premium by contribution in kind or cash and (ii) proceed to such issues without reserving to the Shareholders a preferential right to subscribe to the capital being issued;

-

the amendment of the authorized share capital of the Company for a period of five (5) years to increase the authorized share capital of the Company by an amount of seventy five thousand United States Dollars (USD 75,000) from amount of seven hundred fifty million United States Dollars (USD 750,000) (assuming approval of shareholders and as proportionally adjusted further to the Reverse Stock Split) to the amount of eight hundred twenty five thousand United States Dollars (USD 825,000);

-	the amendment of the articles 5.3 (i) of the articles of association of the Company to henceforth read, as follows:

5.3.The Board is authorized, for a period of five (5) years from November 19, 2018,  without prejudice to any renewals, to:

(i)

increase the current share capital once or more up to eight hundred twenty five thousand United States Dollars (USD 825,000) (such amount including the current share capital of the Company) by the issue of up to eighty two million five hundred shares (such amount including the issued shares of the Company) having the same rights as the existing shares, or without any such issue;

-

the authorization to the Board in order to record the changes of the issued share capital following any increase in share capital within the limits of the authorized share capital and to delegate to any duly authorized person the duties of accepting subscriptions and receiving payments for shares.

/s/ N. Scott Fine

N. Scott Fine

Director

9 November, 2018